EX-99.(e)

LORD ABBETT CREDIT OPPORTUNITIES FUND

TERMS AND CONDITIONS OF THE DIVIDEND REINVESTMENT PLAN

Registered holders (“Shareholders”) of common shares of beneficial interest (the “Shares”) of Lord Abbett Credit Opportunities Fund (the “Fund”), whose Shares are registered with the Agent (as defined below), will automatically be enrolled (the “Participants”) in the Fund’s Dividend Reinvestment Plan (the “Plan”) and are advised as follows with respect to the Fund:

1. THE PLAN AGENT. DST Systems, Inc. (the “Agent”) will act as Agent for each Participant.

2. CASH OPTION. The Fund will declare its income dividends or capital gains or other distributions (“Distributions”) payable in Shares, or, at the option of Shareholders, in cash. Therefore, each Participant will have all Distributions, net of any applicable U.S. withholding taxes, on his or her Shares automatically reinvested in additional Shares, unless such Participant elects to receive such Distributions in cash by contacting the Agent. An election to receive cash may be revoked or reinstated at the election of the Shareholder.

3. VALUATION. On the payment date for a Distribution, the Agent shall receive newly issued Shares (“Additional Shares”), including fractions, from the Fund for each Participant’s account. The number of Additional Shares to be credited shall be determined by dividing the dollar amount of the Distribution by the net asset value per Share on the payment date. The net asset value per Share on a particular date shall be the amount calculated on that date (or if not calculated on such date, the amount most recently calculated) by or on behalf of the Fund in accordance with the Fund’s current prospectus. It is contemplated that the Fund will pay dividends at least monthly. If, for any reason beyond the control of the Agent, reinvestment of the Distributions cannot be completed within thirty (30) days after the applicable payment date for Distribution, funds held by the Agent on behalf of a Participant will be distributed to that Participant.

4. TAXATION. The automatic reinvestment of Distributions does not relieve Participants of any taxes which may be payable on Distributions. Participants will receive tax information annually for their personal records and to help them prepare their federal income tax return. For further information as to tax consequences of participation in the Plan, Participants should consult with their own tax advisors.

5. LIABILITY OF AGENT. The Agent shall at all times act in good faith and agrees to use its best efforts within reasonable limits to ensure the accuracy of all services performed under this Plan and to comply with applicable law, but assumes no responsibility and shall not be liable for loss or damage due to errors unless such error is caused by the Agent’s negligence, bad faith, or willful misconduct or that of its employees. Each Participant’s uninvested funds held by the Agent will not bear interest. The Agent shall have no liability in connection with any inability to purchase Shares within the time provided, or with the timing of any purchases effected. The Agent shall have no responsibility for the value of Shares acquired. The Agent may commingle Participants’ funds.

6. RECORDKEEPING. The Agent may hold each Participant’s Shares acquired pursuant to the Plan together with the Shares of other Shareholders of the Fund acquired pursuant to the Plan in non-certificated form in the Agent’s name or that of the Agent’s nominee. Distributions on fractional shares will be credited to each Participant’s account. Each Participant will be sent a confirmation by the Agent of each acquisition made for his or her account as soon as practicable, but in no event later than sixty (60) days, after the date thereof. No certificates for any full or fractional Shares will be issued. Any share dividends or split shares distributed by the Fund on Shares held by the Agent for Participants will be credited to their accounts. In the event that the Fund makes available to its Shareholders rights to purchase additional Shares, the Shares held for each Participant under the Plan will be added to other Shares held by the Participant in calculating the number of rights to be issued to each Participant.

7. PROXY MATERIALS. The Agent will forward to each Participant any proxy solicitation material. The Agent will vote any Shares held for a Participant first in accordance with the instructions set forth on proxies returned by such Participant to the Fund, and then with respect to any proxies not returned by such Participant to the Fund, in the same proportion as the Agent votes the proxies returned by the Participants to the Fund.

8. BROKERS, NOMINEE HOLDERS, ETC. In the case of shareholders such as banks, brokers or nominees that hold Shares for others who are the beneficial owners, the Agent will administer the Plan on the basis of the number of Shares certified by the record shareholder as representing the total amount registered in such shareholder’s name and held for the account of beneficial owners who are to participate in the Plan.

9. FEES. There will be no direct expenses to Participants for the administration of the Plan. There is no direct service charge to Participants with regard to purchases under the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the Participants. The Agent’s service fee for handling Distributions will be paid by the Fund.

10. TERMINATION OF PARTICIPATION. Each registered Participant may terminate his or her participation under the Plan by notifying the Agent in writing at Lord Abbett Credit Opportunities Fund, P.O. Box 219268, Kansas City, MO 64121 or by faxing the Agent 833-403-5944 or by completing and returning the transaction form attached to each Plan statement. Such termination will be effective with respect to a particular Distribution if the Participant’s notice is received by the Agent at least ten (10) days prior to such Distribution payment date. The Plan may be terminated for the Fund by the Agent or the Fund upon notice in writing mailed to each Participant at least sixty (60) days prior to the effective date of the termination. Upon any termination, the Agent will transfer such Shares to a broker designated by the Participant for the full shares held for such Participant under the Plan and cash adjustment for any fraction of a Share at the then net asset value of the Shares to be delivered to him or her without charge. If a Participant has terminated his or her participation in the Plan but continues to have Shares registered in his or her name, he or she may re-enroll in the Plan at any time by contacting the Agent at Lord Abbett Credit Opportunities Fund, P.O. Box 219268, Kansas City, MO 64121.

11. AMENDMENT OF THE PLAN. These terms and conditions may be amended by the Agent or the Fund at any time but, except when necessary or appropriate to comply with applicable law or the rules or policies of the Securities and Exchange Commission or any other

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regulatory authority, only by mailing to each Participant appropriate written notice at least thirty (30) days prior to the effective date thereof. The amendment shall be deemed to be accepted by each Participant unless, prior to the effective date thereof, the Agent receives notice of the termination of the Participant’s account under the Plan. Any such amendment may include an appointment by the Agent of a successor Agent, subject to the prior written approval of the successor Agent by the Fund. The Fund may suspend the Plan at any time without notice to the Participants.

12. APPLICABLE LAW. These terms and conditions shall be governed by the laws of the State of Delaware.